Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Registration Statement on Form F-3 of China Xiangtai Food Co., Ltd. (the “Company”) of our report dated November 15, 2021, relating to the audit of the consolidated balance sheet of China Xiangtai Food Co., Ltd., its subsidiaries, and its variable interest entities as of June 30, 2021 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ (deficit) equity, and cash flows for the year ended June 30, 2021, and the related notes included in the Company’s Annual Report on Form 20-F, filed with the SEC on November 15, 2021.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
January 10, 2022	Certified Public Accountants